WORLDWIDE
MARKETING & SELLING AGREEMENT

This Worldwide Marketing and Selling Agreement (the "Agreement") is made and effective May 4, 2022

BETWEEN:　　　　　R&R Marketing Services, LLC (dba FlyWithWine) (the "Agency"), a company organized and existing under the laws of the State of California, with its head office located at:

　　　　　　　　　　1834 Soscol Suite D
　　　　　　　　　　Napa, CA　94559

AND:　　　　　　　Traccom Inc. (the "Company"), a company organized and existing under the laws of the State of Delaware, with its head office located at:

　　　　　　　　　　2013 SkyCrest Dr. # 4
　　　　　　　　　　Walnut Creek, CA　94595

In the event of a conflict in the provisions of any attachments hereto and the provisions set forth in this Agreement, the provisions of such attachments shall govern.

In consideration of the foregoing and of the mutual promises set forth herein, and intending to be legally bound, the parties hereto agree as follows:

1.　RECITALS

a.　The Agency has expertise in the Company's business and is willing to provide marketing and selling services to the Company.

b.　The Company is willing to engage the Agency as an independent contractor, and not as an employee, on the terms and conditions set forth herein.

c.　The Company has spent considerable time, effort, and money to develop certain Proprietary Information (as defined below), which the Company considers vital to its business and goodwill.

d.　The Proprietary Information will necessarily be communicated to or acquired by the Agency while providing marketing and selling services to the Company, and the Company desires to obtain the services of the Agency, only if, in doing so, it can protect its Proprietary Information and goodwill.

2.　SERVICES

The Agency agrees to perform for the Company on an exclusive basis the services listed in the Scope of Services section in Exhibits A and B. Such services are hereinafter referred to as "Services." Company agrees that the Agency shall have ready access to Company's staff and resources as necessary to perform the marketing and selling services provided for by this Agreement.

3. TERM OF AGREEMENT

3.1. Basic Term
The Company hereby retains the Agency, and the Agency agrees to render to the Company those services described in Exhibit A for the period of three (3) years from the date of this Agreement. Services as described in Exhibit A and B Will begin on the first day of the month after the Company receives its first tranche of institutional investor funding.

3.2. Renewal
The Agreement will be automatically renewed for an additional three (3) year period (without any action by either party) and on each anniversary thereof, unless one party gives to the other written notice ninety (90) days in advance. Either party's right to terminate the Agreement shall be with or without cause.

4. COMPENSATION AND EXPENSE REIMBURSEMENT

The Company agrees to the Agency's compensation and expense reimbursement as described in Exhibit C.
Additionally, as authorized under its adopted 2021 Incentive Stock Plan, the Company will enter into a Stock Award Agreement with the Agency whereby the Company will award the Agency a set number of shares of Traccom Inc. common stock based on the Agency achieving mutually agreed upon annual unit sales objectives for each year of the Agreement period. The Stock Award Agreement will be finalized and approved within ninety (90) days after the date the Company receives its first tranche of institutional investor funding.

5. CONFIDENTIAL INFORMATION

Each party hereto ("Such Party") shall hold in trust for the other party hereto ("Such Other Party") and shall not disclose to any non-party to the Agreement, any confidential information of such Other Party. Confidential information is information which relates to Such Other Party's research, development, trade secrets or business affairs.

6. SERVICES FOR COMPETITORS OF THE COMPANY

Inasmuch as the Agency will acquire or have access to information, which is of a highly confidential and secret nature, it is expected that Agency will not perform any marketing or selling services for any other person or firm that competes with the Company without Company's prior written approval.

7. DISPUTES

Any disputes that arise between the parties with respect to the performance of this contract shall be submitted to California Arbitration and Mediation Services (CAMS) for binding arbitration

8. ENTIRE AGREEMENT

This agreement contains the entire agreement between the parties hereto with respect to the matters covered herein. No other agreements, representations, warranties, or other matters, oral or written, agreed to, or represented by or on behalf of the Agency by any of its employees or agents, or contained in any sales materials or brochures, shall be deemed to bind the parties hereto with respect to the subject matter hereof. Company acknowledges that it is entering into this Agreement solely based on the representations contained herein.

9. ATTORNEY'S FEES

Should either party hereto, or any heir, personal representative, successor or assign of either party hereto, resort to litigation to enforce this Agreement, the party or parties prevailing in such litigation shall be entitled, in addition to such other relief as may be granted, to recover its or their reasonable attorneys' fees and costs in such litigation from the party or parties against whom enforcement was sought.

10. APPLICABLE LAW

This Agreement shall be construed in accordance with the laws of the State of California.

11. NOTICES

All notices or other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand or mailed, postage prepaid, by certified or registered mail, return receipt requested, and addressed to the Company at:

> Traccom Inc.
>
> 2013 SkyCrest Dr. #4
> Walnut creek, CA 94595
>
> or to the Agency at:
>
> 1834 Soscol Suite D
> Napa, CA   94559

Notice of change of address shall be effective only when done in accordance with this Section.

12. ASSIGNMENT

This Agreement may not be assigned by either party without the prior written consent of the other party. Except for the prohibition on assignment contained in the preceding sentence, this Agreement shall be binding upon and inure to the benefits of the heirs, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first above written.

THIS AGREEMENT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES.

COMPANY   AGENCY

DocuSigned by: DocuSigned by:

HARRY STECK   *Ron Scharman*

2410C86B10AE4E7   897D4D680856499
Authorized Signature   Authorized Signature

_____   _____
Print Name and Title   Print Name and Title

EXHIBIT A
SCOPE OF MARKETING SERVICES

1. Create a Traccom Inc. website that includes a link to the FWW website for consumer purchases of the Traccom Tracker product. The Company will create a distinct SOW to guide the website development.

2. Set up the Traccom Tracker product on Amazon for consumer purchase

3. Develop and implement the appropriate advertising program to create a measurable consumer awareness level of the Traccom Tracker product which will lead to achieving a mutually agreed upon level of unit sales as stated in Exhibit B.

   The Company will establish and fund an annual Advertising Budget to support this program. The budget for the first full year will be $50,000. The Agency and the Company will collaborate on the annual budget each year thereafter.

   The Agency will invoice the Company monthly for incurred advertising costs along with supporting detail. The costs will not include any markup by the Agency.

   The Advertising Budget includes an appropriate level of samples to be mutually agreed upon from time to time.

4. Include and feature the Traccom tracker product in the FWW website as well as in all FWW marketing and selling collateral.

5. The Agency will create, utilizing an external 3rd Party, the final packaging design in which the Traccom Tracker product will be packaged.

6. The Agency will include the Traccom Tracker in each trade show in which it participates.

EXHIBIT B
SCOPE OF SELLING SERVICES

1. The Agency will maintain an appropriate level of Traccom Tracker inventory in its warehouse and in Amazon warehouses.
2. The Agency will acquire its inventory of Traccom Tracker product from the Company based on the following terms:

   a) Purchase price per unit: $50.00 (includes shipping cost to Agency's warehouse) Purchase Price based on 49% margin.
   b) Minimum Order quantity: 144 units
   c) Invoice Payment Terms: Net 30 days

3. The Agency's sales personnel will be professionally trained as to the Traccom Tracker's features and benefits

4. The company will replace any defective product, at no cost to the Agency, that the Agency needs to replace or refund to a customer

5. Forecasted initial twelve (12) months unit sales: TBD units

6. The Agency will adhere to the Company's published MAP and Everyday Selling Price guidelines.

EXHIBIT C
COMPENSATION AND EXPENSE REIMBURSEMENT

The Agency will receive the following compensation and expense reimbursement from the Company:

1. Monthly retainer of $3,000 / month throughout the term of the Agreement payable beginning the first day of the month after the Company receives its first tranche of institutional investor funding. Agency will issue a monthly retainer invoice.

2. The Company will pay the Agency $12,000 for the development of the Traccom website based on a $5,000 up front payment and the balance when the website is up and operational.

   Additionally, the Agency will invoice the Company monthly for related website hosting and maintenance fees. These fees will not include any markup by the Agency.

3. The Agency will invoice the Company for all third-party costs related to the Traccom Tracker packaging design. The Agency will provide the Company with cost estimates prior to costs being incurred.